I-VI/06

MM
KARTON AG

Mayr Melnhof Karton AG

1st Half-Year Report 2006

- Best ever half-year results
- High capacity utilization
- Price increase for cartonboard and folding cartons gradually implemented
- Further increase of crude oil related costs necessitates another price rise
- Stability of demand in the 3rd Quarter

dlw 9/22

Mayr-Melnhof Group Key Indicators

(in accordance with IFRS, unaudited)

(consolidated, in millions of EUR)	1st - 2nd Quarter Jan. 1 - June 30, 2006	Jan. 1 - June 30, 2005	+/-
Sales	731.1	715.4	+2.2 %
EBITDA	119.4	117.2	+1.9 %
EBITDA margin (%)	16.3 %	16.4 %	
Operating profit	79.5	70.6	+12.6 %
Operating margin (%)	10.9 %	9.9 %	
Profit before tax	79.0	73.0	+8.2 %
Income tax expense	(24.5)	(23.7)	
Profit for the period	54.5	49.3	+10.5 %
Net profit margin (%)	7.5 %	6.9 %	
Basic and diluted earnings per share (in EUR)	4.85	4.36	
Cash earnings	95.2	93.1	+2.3 %
Cash earnings margin (%)	13.0 %	13.0 %	
Capital expenditures	45.3	39.6	+14.4 %
Depreciation and amortization	41.3	44.1	-6.3 %

	Balance sheet date June 30, 2006	Dec. 31, 2005
Total equity (in millions of EUR)	784.2	769.7
Total assets (in millions of EUR)	1,400.7	1,346.4
Total equity to total assets (%)	56.0 %	57.2 %
Net debt (in millions of EUR)	(115.2)	(151.9)
Enterprise value (in millions of EUR)	1,396.8	1,313.0
Employees	7,123	7,296

Group Report

Dear Shareholders,

As expected, your Company could take the positive momentum also into the second quarter. Thus, the first half of 2006 could be finalized with the so far best ever half-year results.

Increasing economic dynamics in the major Western European economies and a noticeable pick-up in private consumption contributed to healthy demand for our products. However, the persistence of this positive sentiment in our core markets remains difficult to assess.

Against this background MM Karton as well as MM Packaging registered a consistently sound utilization of capacities and a positive development of earnings.

MM Packaging again benefited from improved productivity. In the cartonboard division the price increase necessitated by the drastic surge of all crude oil related costs has been gradually implemented since the beginning of the year. In this connection, taking temporary downtime at our Bulgarian mill has proven to be the right support. Margins of this segment could be improved step by step in the course of this year.

Statement of Income

Consolidated sales increased by EUR 15.7 million or 2.2 % to EUR 731.1 million. This increase resulted from the cartonboard segment which achieved an evident improvement in volume as well as in prices compared to the previous year.

The operating profit was enhanced by 12.6 % from EUR 70.6 million to EUR 79.5 million, which is largely contributable to the earnings increase at MM Packaging. The rise in other operating income from EUR 6.2 million to EUR 8.2 million mainly resulted from the divestment of the real estate of the Hungarian folding carton plant closed at the end of 2005. The operating margin of the Group came up to 10.9 % (1st half of 2005: 9.9 %).

Financial expenses stood at EUR 3.0 million while financial income amounted to EUR 3.9 million.

Profit before tax reached EUR 79.0 million (1st half of 2005: EUR 73.0 million). This is equivalent to a rise of 8.2 %. The Group's tax rate declined from 32.5 % to 31.0 %. Income tax expense amounted to EUR 24.5 million (1st half of 2005: EUR 23.7 million).

The profit for the period reached a new record level of EUR 54.5 million with a rise of 10.5 %.

Assets, Capital, Resources, Liquidity

The Group's balance sheet total increased by EUR 54.3 million to EUR 1,400.7 million compared to year-end 2005. This rise on the one hand resulted from a growth in equity from EUR 769.7 million to EUR 784.2 million, attributable to the profit for the period less the 2005 dividend. On the other hand, financial liabilities were raised at favorable interest rates for financing major investments in the rotogravure area as well as the acquisition of shareholdings.

Financial liabilities moved up by EUR 36.2 million to EUR 222.4 million (December 31, 2005: EUR 186.2 million). Total funds available to the Group amounted to EUR 337.6 million after EUR 338.1 million at year-end 2005. The Group therefore continues to have no net debt.

Non-current assets were up EUR 34.4 million reaching EUR 717.2 million. Intangible assets amounted to EUR 39.7 million (December 31, 2005: EUR 36.5 million), of which EUR 36.2 million (December 31, 2005: EUR 31.7 million) accounted for goodwill. Current assets increased by EUR 19.9 million to EUR 683.5 million.

Cash Flow Development

Cash flow from operating activities totaled EUR 71.3 million. The difference to EUR 48.4 million of the first half of the previous year can be particularly contributed to the working capital increase in that period following the resumption of production at the Eerbeek board mill after a fire damage.

Cash flow from investing activities amounted to EUR -81.2 million (1st half of 2005: EUR -43.3 million). This rise mainly resulted from increased investment activities connected with the construction of the new rotogravure sites in Cherkassy (Ukraine), Izmir (Turkey), and Trier (Germany). Net expenditures on investments in tangible and intangible fixed assets totaled EUR -46.1 million (1st half of 2005: EUR -39.9 million). Net payments for acquisitions amounted to EUR -37.8 million (1st half of 2005: EUR -6.9 million).

Cash flow from financing activities was at EUR +10.8 million after EUR -48.2 million in the previous year's period. A net inflow of funds resulting from financial liabilities raised at favorable interest rates faced an outflow of funds related to the dividend payment.

Development in the Second Quarter

As expected, also the second quarter was characterized by ongoing healthy demand for cartonboard and folding cartons. At 92 % capacity utilization of MM Karton was below the first quarter due to the installation of a new yankee cylinder at the Eerbeek board mill (Q1 2006: 94 %, Q1 2005: 93 %, Q2 2005: 94 %).

Procurement markets again stood in the light of a significant price increase of all crude oil related input factors. In line with the overall demand situation also prices for recovered paper saw a slight upward trend. Hence, MM Karton announced a further price increase for the beginning of the second half-year. Due to the regional sales split, average sales prices were slightly below the first quarter.

MM Packaging succeeded in maintaining a high yield in its business as productivity enhancing programs were consistently pursued. Resulting from the discontinuation of a trading business, divisional sales come in below the previous year's level.

Group operating profit amounted to EUR 39.4 million after EUR 40.1 million in the first quarter of 2006 (Q2 2005: EUR 34.2 million). The profit for the period reached EUR 27.1 million (Q1 2006: EUR 27.4 million, Q2 2005: EUR 24.0 million).

Further Information
As of January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co. Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the sole owner of the company.

In May 2006, MM Packaging acquired a majority interest in a joint venture with TEC S.A., a leading Tunisian packaging producer.

Outlook
Facing the ongoing positive development of demand in both of the Group's segments, a continuous high level of capacity utilization can also be expected for the third quarter. Due to the significant rise in all crude oil related costs, a further cartonboard price increase is being pursued since mid-year. This would however not offset any future pressure from additional energy costs based on most recent indicators. For support, temporary downtime will be maintained at the Bulgarian mill MM Nikopol until the end of the third quarter. In the packaging division focus is set on steadily passing on the cartonboard price increases. Expenses connected with the start-up of production at the three newly built rotogravure sites are expected to have an increasing impact.

Programs for cost optimization and productivity improvement will be continued on a broad basis with great effort, as the current bright spot in the economy might be of short-term nature.

We maintain our target to grow by new production sites and acquisitions.

Report on the Divisions

Mayr-Melnhof Karton

Against the background of the upswing in the large Western European economies MM Karton registered an overall positive development of demand during the first half-year of 2006. This supports the implementation of the necessary price increase following the continuous rise in costs, especially of energy and all crude oil price related input factors. The decision for temporary downtime at the Bulgarian site MM Nikopol proved to be of value in supporting our price increase efforts. According to schedule a new yankee cylinder was installed at the Dutch mill MM Eerbeek after an insured damage in the previous year. However, due to the excellent production performance of the other mills the previous year's output was topped by 1.3 % with the tonnage produced reaching 772,000 tons. In line with the mentioned downtime available capacities were utilized at approximately 93 % (1st half of 2005: 94 %).

The average order backlog leveled at approximately 83,000 tons after around 59,000 tons in the first half of 2005. At 768,000 tons, cartonboard sales increased by 3.2 % compared to the previous year's level (744,000 tons). Hereof, Europe accounted for approximately 79 % and non-European markets for 21 % (1st half of 2005: 78 %, 22 %).

Based on increased average prices and a higher volume dispatched, sales came up by 6.5 % to EUR 400.3 million. Operating profit could be improved from EUR 33.4 million to EUR 34.0 million. The operating margin consequently amounted to 8.5 % (1st half of 2005: 8.9 %).

Divisional Indicators MM Karton *(in accordance with IFRS, unaudited)*

	1st - 2nd Quarter		
(in millions of EUR)	**2006**	2005	+/-
Sales[1]	400.3	375.9	+6.5 %
Operating profit	34.0	33.4	+1.8 %
Operating margin (%)	8.5 %	8.9 %	
Tonnage produced *(in thousands of tons)*	772	762	+1.3 %

[1] including interdivisional sales

Mayr-Melnhof Packaging

The European folding carton market faced a friendly development in demand during the first half of 2006. However, ongoing concentration on the part of international consumer goods producers and existing overcapacities in the manufacture of folding cartons kept competition unrelievedly sharp.

Under these circumstances MM Packaging succeeded in continuing its course of expansion in earnings and volume based on a continuous increase of productivity and an effective cooperation with strategic key customers.

Operating profit could be significantly improved by 22.3 % to EUR 45.5 million. At EUR 389.4 million sales came below the level of the first half of 2005 (EUR 397.4 million) due to the permanent discontinuation of a trading business. The operating margin however moved up from 9.4 % to 11.7 %. The tonnage converted was increased by 7,000 tons (+2.8 %) to 257,000 tons.

Divisional Indicators MM Packaging (in accordance with IFRS, unaudited)

(in millions of EUR)	1st - 2nd Quarter 2006	2005	+/-
Sales[1]	389.4	397.4	-2.0 %
Operating profit	45.5	37.2	+22.3 %
Operating margin (%)	11.7 %	9.4 %	
Tonnage processed (in thousands of tons)	257	250	+2.8 %

[1] including interdivisional sales

Positive development of the rotogravure-investments

The initial order intake for the newly constructed rotogravure plants in Trier (Germany), Cherkassy (Ukraine), and Izmir (Turkey) is promising and already indicates a good capacity utilization of the new machinery in the coming year.

Start of expansion in North Africa

With the acquisition of a majority interest in TEC MMP S.A.R.L. located at Sfax, Tunisia, MM Packaging has started its expansion in the emerging region of North Africa. Still in 2006, a second packaging plant is scheduled to start operations in Tunisia.

Set-up of a dedicated facility for detergent packaging at St. Petersburg

In consistency with the strong growth of international detergent producers on the Russian market, MM Packaging will transform its MM Packaging St. Petersburg offset-facility, which was acquired in 2004, into a highly modern plant for detergent packaging.

Consolidated Income Statements

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR, except per share data)	2nd Quarter		1st - 2nd Quarter	
	Apr. 1 - June 30, 2006	Apr. 1 - June 30, 2005	**Jan. 1 - June 30, 2006**	Jan. 1 - June 30, 2005
Sales	354,088.3	358,313.0	731,089.8	715,444.7
Cost of sales	(266,941.2)	(275,878.0)	(552,746.6)	(547,328.5)
Gross margin	**87,147.1**	**82,435.0**	**178,343.2**	**168,116.2**
Other operating income	6,145.8	4,177.3	8,217.4	6,233.2
Selling and distribution expenses	(35,380.4)	(33,556.2)	(70,471.4)	(66,769.7)
Administrative expenses	(17,697.7)	(18,395.9)	(35,601.4)	(35,958.6)
Other operating expenses	(842.8)	(457.4)	(1,024.5)	(1,010.8)
Operating profit	**39,372.0**	**34,202.8**	**79,463.3**	**70,610.3**
Financial expenses	(1,742.8)	(1,518.1)	(2,969.9)	(3,007.5)
Financial income	2,006.8	1,530.6	3,864.2	2,975.5
Share of profit (loss) of associated companies	(551.8)	216.7	(628.5)	560.3
Other income (expenses) - net	(411.1)	1,145.3	(699.2)	1,873.2
Profit before tax	**38,673.1**	**35,577.3**	**79,029.9**	**73,011.8**
Income tax expense	(11,655.7)	(11,541.6)	(24,573.1)	(23,675.0)
Profit for the period	**27,017.4**	**24,035.7**	**54,456.8**	**49,336.8**
Attributable to:				
Shareholders of the Company	26,562.6	23,440.6	53,504.4	48,016.9
Minority interests	454.8	595.1	952.4	1,319.9
Profit for the period	**27,017.4**	**24,035.7**	**54,456.8**	**49,336.8**
Earnings per share for the profit attributable to the shareholders of the Company during the period:				
Basic and diluted (in EUR)	2.41	2.13	4.85	4.36

Consolidated Balance Sheets

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR)

ASSETS	End of 2nd Quarter June 30, 2006	Year End Dec. 31, 2005
Property, plant and equipment	530,740.4	531,137.0
Investment property	2,298.7	2,221.2
Intangible assets including goodwill	39,723.2	36,515.0
Investments in associated companies	187.9	187.9
Available-for-sale financial assets	74,040.5	75,094.0
Other financial assets	49,745.6	18,136.9
Deferred income taxes	20,525.1	19,514.2
Non-current assets	**717,261.4**	**682,806.2**
Inventories	178,760.9	174,335.1
Trade receivables	200,319.2	177,154.6
Income tax receivables	11,192.1	14,532.3
Prepaid expenses and other current assets	29,694.7	34,535.8
Cash and cash equivalents	263,520.6	262,993.8
Current assets	**683,487.5**	**663,551.6**
TOTAL ASSETS	**1,400,748.9**	**1,346,357.8**

EQUITY AND LIABILITIES		
Share capital	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,213.4
Treasury shares	(54,477.3)	(53,100.8)
Retained earnings	571,094.5	546,252.9
Other reserves	988.7	7,848.1
Equity attributable to shareholders of the Company	**774,059.3**	**757,453.6**
Minority interests	10,135.0	12,230.5
Total equity	**784,194.3**	**769,684.1**
Interest bearing financial liabilities	142,739.4	96,695.5
Financial lease liabilities	1,864.0	2,032.5
Provisions for other non-current liabilities and charges	82,016.6	83,021.2
Deferred income taxes	46,136.1	45,969.9
Non-current liabilities	**272,756.1**	**227,719.1**
Interest bearing financial liabilities	76,600.3	80,537.5
Financial lease liabilities	1,152.6	7,031.7
Liabilities and provisions for income tax	21,713.5	26,012.9
Trade liabilities	116,748.6	123,641.1
Deferred income and other current liabilities	39,244.2	39,887.4
Provisions for other current liabilities and charges	88,339.3	71,844.0
Current liabilities	**343,798.5**	**348,954.6**
Total liabilities	**616,554.6**	**576,673.7**
TOTAL EQUITY AND LIABILITIES	**1,400,748.9**	**1,346,357.8**

Consolidated Statements of Changes in Equity

(Condensed version in accordance with IFRS, unaudited)

	1st - 2nd Quarter							
	Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves	Total	Minority interests	Total equity
Balance at January 1, 2006	**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**
Profit for the period				53,504.4		**53,504.4**	952.4	**54,456.8**
Profit (loss) directly recognized in equity, net of tax					(6,859.4)	**(6,859.4)**	(31.6)	**(6,891.0)**
Total profit for the period	**0.0**	**0.0**	**0.0**	**53,504.4**	**(6,859.4)**	**46,645.0**	**920.8**	**47,565.8**
Dividends paid				(28,662.8)		**(28,662.8)**	(503.4)	**(29,166.2)**
Business combinations and dispositions						**0.0**	(2,512.9)	**(2,512.9)**
Purchase of treasury shares			(1,376.5)			**(1,376.5)**		**(1,376.5)**
Balance at June 30, 2006	**87,240.0**	**169,213.4**	**(54,477.3)**	**571,094.5**	**988.7**	**774,059.3**	**10,135.0**	**784,194.3**
Balance at January 1, 2005	**87,240.0**	**169,213.4**	**(53,100.8)**	**496,734.5**	**3,665.2**	**703,752.3**	**12,228.2**	**715,980.5**
Profit for the period				48,016.9		**48,016.9**	1,319.9	**49,336.8**
Profit (loss) directly recognized in equity, net of tax					4,543.6	**4,543.6**	97.0	**4,640.6**
Total profit for the period	**0.0**	**0.0**	**0.0**	**48,016.9**	**4,543.6**	**52,560.5**	**1,416.9**	**53,977.4**
Dividends paid				(42,994.2)		**(42,994.2)**	(738.2)	**(43,732.4)**
Balance at June 30, 2005	**87,240.0**	**169,213.4**	**(53,100.8)**	**501,757.2**	**8,208.8**	**713,318.6**	**12,906.9**	**726,225.5**

Consolidated Cash Flow Statements

(Condensed version in accordance with IFRS, unaudited)

	1st - 2nd Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - June 30, 2006**	Jan. 1 - June 30, 2005
Cash flow from operating activities	71,272.9	48,412.5
Cash flow from investing activities	(81,249.2)	(43,266.0)
Cash flow from financing activities	10,791.4	(48,163.5)
Effect of exchange rate changes on cash and cash equivalents	(288.3)	854.9
Net change in cash and cash equivalents (< 3 months)	**526.8**	**(42,162.1)**
Cash and cash equivalents (< 3 months) at the beginning of the period	**262,993.8**	**227,582.4**
Cash and cash equivalents (< 3 months) at the end of the period	**263,520.6**	**185,420.3**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:		
Current and non-current available-for-sale financial assets	74,040.5	75,868.0
Total funds available to the Group	**337,561.1**	**261,288.3**

Quarterly Overview

(in accordance with IFRS, unaudited)

Mayr-Melnhof Group

(consolidated in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**	**2nd Quarter 2006**
Sales	357.1	358.3	375.8	364.0	377.0	354.1
EBITDA	60.1	57.1	59.0	55.3	59.8	59.6
EBITDA margin (%)	16.8 %	15.9 %	15.7 %	15.2 %	15.9 %	16.8 %
Operating profit	36.4	34.2	36.3	33.8	40.1	39.4
Operation margin (%)	10.2 %	9.5 %	9.7 %	9.3 %	10.6 %	11.1 %
Profit before tax	37.4	35.6	37.1	35.3	40.4	38.6
Income tax expense	(12.1)	(11.6)	(13.1)	(13.8)	(13.0)	(11.5)
Profit for the period	25.3	24.0	24.0	21.5	27.4	27.1
Net profit margin (%)	7.1 %	6.7 %	6.4 %	5.9 %	7.3 %	7.7 %
Basic and diluted earnings per share (in EUR)	2.23	2.13	2.12	1.91	2.44	2.41

Divisions

MM Karton

(in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**	**2nd Quarter 2006**
Sales[1]	185.5	190.4	193.4	197.9	204.0	196.3
Operating profit	16.9	16.5	13.5	14.9	17.1	16.9
Operating margin (%)	9.1 %	8.7 %	7.0 %	7.5 %	8.4 %	8.6 %
Tonnage produced (in thousands of tons)	373	389	384	383	388	384

MM Packaging

(in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**	**2nd Quarter 2006**
Sales[1]	200.8	196.6	209.8	195.0	201.3	188.1
Operating profit	19.5	17.7	22.8	18.9	23.0	22.5
Operating margin (%)	9.7 %	9.0 %	10.9 %	9.7 %	11.4 %	12.0 %
Tonnage processed (in thousands of tons)	125	125	130	125	130	127

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

The results for the first three quarters of 2006 will be published on November 15, 2006.

Mayr-Melnhof Shares

Relative Performance of MM Shares 2006 (December 29, 2005 = 100)



MM
ATX
MSCI (Europe/Container and Packaging)
140
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.

Share price (closing price)	
as of Aug. 8, 2006	131.71 EUR
2006 High	154.33 EUR
2006 Low	117.18 EUR
Stock performance (Year-end 2005 until Aug. 8, 2006)	+11.62 %
Number of shares issued	12 million
Market capitalization as of Aug. 8, 2006 (in millions of EUR)	1,450.6
Trading volume (daily average 1st HY 2006 in millions of EUR)	4.77

Share Repurchase Program

Since March 19, 2001 the Mayr-Melnhof Group has repurchased 986,348 own shares, which is equivalent to 8.2 % of the capital stock, for EUR 54.5 million including fees. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. Thus, a maximum of further 213,652 shares can be repurchased in the current buy back program lasting from November 18, 2005 to November 18, 2006. The 12th Ordinary Shareholders' Meeting has authorized the Management Board to buy back own shares until October 25, 2007. All transactions are published on the Internet at www.mayr-melnhof.com.

Editorial information

Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6
1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180 (**91180** as of September 1, 2006)
Fax: +43/ 1 50136 1195 (**91195** as of September 1, 2006)

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com